CCM Manufacturing Technologies
               15301 N. 1H-35
            Austin, Texas 78660
                512/251-3484

               August 2, 2001

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:  CCM Manufacturing Technologies, Inc.
     Registration Statement on Form SB-2
     File No. 333-52558

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, CCM Manufacturing Technologies, Inc., a Delaware corporation (the "Company"), hereby applies for the immediate withdrawal of the above-referenced registration statement. As a result of a determination that it would not be in the Company's best interest to proceed at this time, the Company has elected not to pursue registration of the shares of its common stock. No offers or sales of the Company's common stock have been or will be made pursuant to the registration statement.

     The issuer may determine to make a private offering 30 days after the effectiveness of the withdrawal of its registration statement and is aware of the requirements of Rule 155 including, among other items, notification to offerees of any private offering that the registration statement was filed and the effective date of the withdrawal.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at512/560-4667.

                              Sincerely,

                              /s/ Jaime J. Munoz

                              President